Lightspeed POS Inc. to Participate in Upcoming Investor Conferences

MONTREAL, February 22, 2021 /CNW Telbec/ - Lightspeed POS Inc. ("Lightspeed" or the “Company”) (NYSE: LSPD) (TSX: LSPD), a leading provider of omnichannel commerce platforms, today announced its participation in the following technology and growth-oriented investor conferences. Unless noted, listen-only audio webcasts and replays will be accessible at the scheduled presentation times on the Company's Investor Relations website at investors.lightspeedhq.com. Details for each event are as follows:

KeyBanc Emerging Technology Summit
Date: Thursday, February 25, 2021
Time: 11:00 am ET
Location: Virtual

Morgan Stanley Technology, Media and Telecom Conference
Date: Monday, March 1, 2021
Time: 5:00 pm ET
Location:  Virtual

Raymond James 42nd Annual Institutional Investors Conference
Date: Wednesday, March 3, 2021
Time: 8:20 am ET
Location: Virtual

Wolfe Fintech Forum
Date: Thursday, March 11, 2021
Time: 11:20 am ET
Location: Virtual

About Lightspeed

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable, and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality, and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments, and ultimately grow their business.

Headquartered in Montréal, Canada, Lightspeed is trusted by favorite local businesses, where the community goes to shop and dine. Lightspeed has offices in Canada, USA, Europe, and Australia.

For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter

Contacts:

Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com